UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 29, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $$12,353,000 Barclays Bank PLC Trigger Phoenix Autocallable Optimization Securities Linked to the lesser performing of the Russell 2000® Index and the EURO STOXX 50® Index due November 30, 2023

•                  $2,052,000 SuperTrackSM Notes due December 2, 2015 Linked to the Common Stock of Kinder Morgan, Inc.

•                  $22,241,990 Barclays Bank PLC Trigger Return Optimization Securities Linked to the EURO STOXX 50® Index due November 30, 2016

•                  $6,213,800 Barclays Bank PLC Trigger Return Optimization Securities Linked to the S&P 500® Index due November 30, 2016

•                  $7,651,020 Barclays Bank PLC Trigger Autocallable Optimization Securities Linked to the S&P 500® Index due November 30, 2015

•                  $1,000,000 Barclays Bank PLC Relative Performance Notes Linked to the Barclays 10Y Treasury Futures Index™ and the S&P 500® Index due November 29, 2018

•                  $1,000,000 Barclays 10Y Treasury Futures IndexTM Bearish Notes Due November 29, 2018

•                  $1,703,000 Callable Contingent Payment Notes due November 29, 2018 Linked to the Shares of the Market Vectors® Gold Miners ETF

•                  $433,000 Callable Contingent Payment Notes due November 29, 2018 Linked to the Shares of the Market Vectors® Gold Miners ETF

•                  $3,000,000 10.50% Exchangeable Notes due November 28, 2014 (Linked to the Common Stock of Facebook Inc.)

•                  $2,792,570 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of The Hartford Financial Services Group, Inc. due November 30, 2018

•                  $2,960,010 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Whole Foods Market, Inc. due November 30, 2018

•                  $5,661,750 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Freeport-McMoRan Copper & Gold Inc. due November 30, 2018

•                  $9,501,300 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of Cisco Systems, Inc. due November 30, 2018

•                  $12,889,000 Super Track Notes due May 31, 2017 Linked to the Performance of the EURO STOXX 50® Index

•                  $1,000,000 Annual Reset Coupon Buffered Notes due November 29, 2019 Linked to the Performance of the Russell 2000® Index

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: November 29, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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